Exhibit 99.1

Therapix Biosciences Announces Appointment of New CEO

Mr. Gilad Bar-Lev appointed CEO effective as of May 6, 2020

TEL AVIV, Israel, April 22, 2020 /PRNewswire/ — Therapix Biosciences Ltd. (Nasdaq: TRPX) (the “Company”), a specialty, clinical-stage pharmaceutical company focusing on the development of cannabinoid-based treatments, announced today the appointment of Mr. Gilad Bar-Lev as CEO of the Company, effective as of May 6, 2020. Mr. Bar-Lev will replace Dr. Ascher Shmulewitz at his position as the interim CEO of the Company. Dr. Shmulewitz will continue to serve as the Chairman of the Company’s Board of Directors.

Mr. Gilad Bar-Lev currently serves as a director of the Company. Mr. Bar-Lev is an active investor with vast experience in publicly traded securities, leveraged buyouts and venture capital. During his career, Mr. Bar-Lev has held various leadership positions, including as CEO of Carnie Capital, an Israeli family office, and as Executive Vice President of Hadas Arazim Group, the parent company of the Israeli investment house Hadas Arazim. Mr. Bar-Lev is trained as a security analyst and began his career working for financial institutions in both the United States and Israel.

“After a long and rigorous search for the right CEO, I am delighted to have Mr. Bar-Lev lead the company. I have great confidence with Gilad and I am sure he has the capability to lead the company on a new and successful path,” said Dr. Shmulewitz.

“As a member of the Therapix Board of Directors, I learned about the Company’s strengths and what its people are capable of achieving,” Mr. Bar-Lev said. “I’m excited about the potential embedded in Therapix and certain that my 15 years of experience in finance together with the vast experience of Therapix’s Chairman Dr. Shmulewitz as an entrepreneur and scientist along with the skillful and experienced management team, will strengthen Therapix’s ability to bring value to all stakeholders. I am confident in what we can accomplish together.”

Mr. Bar-Lev holds a bachelor’s of arts degree in Economics and Finance from Saint Francis College, NY.

About Therapix Biosciences (Nasdaq: TRPX):

Therapix Biosciences Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. Our focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the company is currently engaged in the following drug development programs based on tetrahydrocannabinol (THC) and/or non-psychoactive cannabidiol (CBD): THX-110 for the treatment of Tourette syndrome and for the treatment of obstructive sleep apnea; THX-160 for the treatment of pain; and THX-210 for the treatment of autism spectrum disorder and epilepsy. Please visit our website for more information at www.therapixbio.com, the content of which is not a part of this press release.

Forward Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements when it discusses the Company’s potential and its ability to deliver value to stakeholders. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” the Company’s Annual Report on Form 20-F filed with the SEC on May 15, 2019, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@therapixbio.com
Tel: +972-3-6167055
info@therapixbio.com